Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

FUTURE CURRENTS
ENERGY SOLUTIONS FOR A CHANGING WORLD

ITC Entergy
Entergy Transmission Business

07.22.2013



ENTERGY ITC TRANSACTION
PMO PROGRESS REPORT
Q2 2013

PUBLISHED QUARTERLY BY THE PROJECT MANAGEMENT ORGANIZATION

A NOTE FROM JOE

Already halfway through 2013, the Transco PMO teams continue to "plan the work and work the plan." We're making great progress to be ready for Day 1, despite the many unforeseen twists and turns that pop up along the journey.

Our change management process is at full throttle now and has helped focus our Q2 efforts on identifying audiences, prioritizing changes and analyzing stakeholder impact. In Q3, we will focus more and more intently on executing communications plans and training programs. We're looking forward to our joint storm drill with ITC in September, which will ensure that our two companies have well-defined and coordinated restoration and stakeholder communication processes. And, speaking of stakeholders, we are completing process designs that ensure our customers will continue to receive the same or better service in our normal day-to-day work as well.

On the regulatory front, Q2 saw us pass key milestones with favorable rulings from the IRS and FERC. On the state and local levels, procedural schedules remain fluid, a positive development that affords our teams more time to pursue settlement agreements.

As we round the mid-year bend, all eyes are on the objective of closing-day readiness. ■

JOE DOMINO

CHANGING TIMES

Educator, author and businessman Stephen Covey said, "There are three constants in life … change, choice and principles." To Covey's point, the organization that successfully manages change must concern itself with not only strategic and tactical issues, but also with understanding the human elements of the transformation–the culture and values of its employees.

Entergy's PMO Change Management team worked with the Implementation teams and team leaders to make significant progress during Q2 by identifying all stakeholders and the changes that will affect them, prioritizing strategies, coordinating the timing and evaluating the consequences of not planning for change.

> *"We now have a clear path for a successful execution"*

The development of communications and training plans are well underway and will be the focus of Q3 to ensure Day 1 readiness. Processes and policies, job role changes, new reporting relationships and billing processes are just a few of the issues being addressed.

"During the process development phase of the project, the teams expressed concern over our ability to implement the multitude of new processes and procedures," said Melonie Stewart, director customer service, Entergy New Orleans, Inc. "The change management effort–while tedious and time-consuming–provided the structure to alleviate these concerns about our ability to execute. We now have a clear path for a successful execution." ■

IMPLEMENTATION TIMELINE

2012				2013								
SEP.	OCT.	NOV.	DEC.	JAN.	FEB.	MAR.	APR.	MAY	JUNE	JULY	AUG.	SEP.

ESTABLISH TEAMS → DEVELOP IMPLEMENTATION PLAN → DEVELOP PROCESSES → CHANGE MANAGEMENT

STORM TEAM FOCUSES ON COLLABORA TION The Atlantic hurricane season began June 1 and runs through November 30, but Entergy’s storm response protocols know no “season”—the company is ready year-round to deal with the forces of nature. In mid-September the company’s storm preparation team will test its mettle in the first storm drill jointly planned and conducted with ITC Midsouth. The team has spent several months developing and updating processes, building SharePoint sites, producing materials and conducting training to ensure a seamless storm response post-close. The September drill is focused on interface processes between the two companies and will address pre-storm, damage assessment, and days 3 to 4 recovery activities of a typical storm. “We’re bringing Entergy’s world-class storm restoration processes into a company already highly regarded and proven in its storm recovery work,” said Greg Grillo, Entergy system storm incident commander. “Together we’re storm ready!” NEW DISTRIBUTION GROUP DEFINES ROLES The Distribution Project Development group will serve as the main point of contact for new interconnections between Entergy and ITC once transmission ownership is transferred to ITC. Taking on the roles of two current-day groups, transmission project development and transmission services, this new group will carry out several critical project development roles. DPD will coordinate Entergy-driven upgrades to the transmission system either due to normal load growth throughout the Entergy footprint, or due to retail block load additions and/or economic development projects. It will oversee new load requests throughout the early stages of development with eventual handoff to design, project management and, eventually, construction. Serving as the coordination point for Entergy customers who submit distributed generator interconnection requests, the group will support customer and Entergy distribution planning throughout the various studies required in order to interconnect. Certain functions currently handled by transmission services will be assumed by DPD including serving as the Entergy liaison to provide wholesale metering solutions and interconnection agreements with customers, as well as supporting Entergy’s account managers and customers with modifications to their points of delivery. The group will coordinate any metering changes and associated facility studies, billing inquiries, reliability performance inquiries and more. Additionally, it will support Entergy’s new load balancing authority functions. Efforts to date have focused on establishing the roles and responsibilities of the new group, and creating process maps showing the various interfaces that DPD will have both internal to Entergy and also with ITC and MISO. 07.22.2013 A LOOK AHEAD The third quarter of 2013 will see a flurry of activity on the regulatory front as the transaction reaches hearing and decision dates in state and local regulatory proceedings throughout the Entergy region. Teams are executing the heavy lifting throughout the summer as they prepare for a seamless Day 1 transition. THE POWER OF TEAMWORK A successful project the size of the Entergy/ITC transaction requires monumental coordination with microscopic attention to detail. Hundreds of employees—both Entergy and ITC—have invested thousands of hours to ensure Entergy customers experience seamless and positive results from Day 1. Some of the specific areas in the company being analyzed include approximately: 600 procurement contracts 500 software applications 224 operating agreements 528 record series 440 transmission substations 197 transmission tap stations 540 fleet vehicles 900 equipment components 3,000 railroad crossing permits “A transaction this large takes the hard work and dedication of numerous teams and subject matter experts,” said Joe Domino, chief integration officer. “It’s critical that we invest in the time to get it right and that we cover all the bases. Hats off to all the employees who are working so hard to ensure a smooth transition to Day 1 operations!”

FORWARD-LOOKING STATEMENTS AND ADDITIONAL INFORMATION Entergy Forward-Looking Information In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K , any subsequent Quarterly Reports on Form 10-Q , and other filings made by Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions) involving risks inherent in the contemplated transaction, including: (1) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (2) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (3) the ability of Entergy, Mid South TransCo LLC (“TransCo”) and ITC to obtain the required financings, (4) delays in consummating the transaction or the failure to consummate the transaction, and (5) exceeding the expected costs of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated. Additional Information and Where to Find It ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on February 25, 2013. ITC shareholders are urged to read the prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000. 07.22.2013